

March 6, 2014

<u>Via E-mail</u>
William J. Gallagher
Chief Executive Officer and Chief Financial Officer
Bio-Solutions Corp.
1250 NE Loop 410, Suite 200
San Antonio, TX 78209

      Re: Bio-Solution Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 22, 2013
              Response Dated February 25, 2014
              File No. 333-147917

Dear Mr. Gallagher:

We have reviewed your response dated February 25, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

<u>Item 8. Financial Statements, page F-1</u>

1. We reviewed your response to comments 2 and 3 in our letter dated January 14, 2014. Please show us what your proposed disclosure in the 2013 Form 10-K will look like. Please make sure your proposed disclosure includes a description of the errors in previously issued financial statements for fiscal 2012 and for the interim periods of fiscal 2012 and 2013 regarding your accounting for beneficial conversion features and stock-based compensation issued to your chief executive officer upon achievement of operational milestones, the impact of the errors on previously issued financial statements and the effect of correcting the errors in the fourth quarter of fiscal 2013.

Report of Independent Registered Public Accounting Firm, page F-2

2. We reviewed the report of your independent registered public accounting firm provided in response to comment 1 in our letter dated January 14, 2014. Please file an amendment to include the revised audit report in Item 8. Please also amend Item 15 to include currently dated certifications and the consent of your independent registered public accounting firm.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Rick Basse, Controller